LSI Logic Corporation
3/1/2007-11:00 AM ET
Moderator ID 114

Filed by: LSI Logic Corporation
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: LSI Logic Corporation
Commission File No. 1-10317
The following are relevant portions of a transcript of questions asked of and answered by Phil Brace, Senior Vice President, Corporate Planning and Marketing, of LSI Logic Corporation (referred to herein as “LSI Logic” or the “Company”) in a webcast conference.

Moderator:	Great. Thanks for joining us today. We’re pleased to have with us from LSI Logic Phil Brace, Vice President of Corporate Planning and Marketing. Phil’s going to start off with a presentation, and then we’ll go into a little bit of q-and-a. Thanks, Phil.

[redacted]

Moderator:	Great. Thanks, Phil. Just, a lot of questions that I get from investors are related to the acquisition in particular. Let’s just say [inaudible] focuses intensively on the synergies, both on a revenue side as well as on the cost savings.

Phil Brace:	Yes.

Moderator:	Can you just, in terms of the cost savings, you target $125 million annualized cost savings in 2008, and previously Abhijit talked about it being roughly 50/50, sort of from a cost of goods as well as operational efficiency. I know you can’t get into specifics at this point, but can you help brain how we should think about where those cost bases are coming from?

Phil Brace:	Sure. I’ll try and get some categories on both the [inaudible]. You know, on the opex line, I mean there are some scenarios. For example, you don’t need both Oracle and SAP. You don’t need two legal departments, two HR departments, two finance departments, and the like. So I think you’ve got some normal, what would be characterized as normal synergy. [Inaudible] that you can generate there from an opex perspective, in addition to you don’t need things like two 55-nanometer test [inaudible], you don’t need two 45-nanometer test [inaudible].

On the [inaudible] side, certainly I think the benefit of scale, we become certainly one of the top two or three fab semiconductor companies on the planet, with a very significantly enhanced wafer [inaudible] from where we were before. One of the examples that has come up previously is an example in this area. Today, Agere has an assembly test facility where it’s not 100% utilized. So you might imagine that there’s a cost advantage to implementing Agere’s facilities. We’ve been looking to move some of that capacity around to some discussions with some of our existing suppliers on how we might reduce our overall spend in that area. So we have a high degree of confidence in the 125 number. We think that’s an achievable number to get, represents about 4% of the combined companies’ costs in opex. And we are laser focused on assuring we’re executing to deliver those results.

Moderator:	Great. That’s very helpful.

Speaker:	Just in terms of the, on this revenue synergy side. You went through a little bit in terms of the product areas, where you will see those synergies and the [inaudible] synergies. But just in terms of, you know, obviously, you’re going to focus this investment and drive the scale necessary to

LSI Logic Corporation
3/1/2007-11:00 AM ET
Moderator ID 114

better compete in these various markets. When do you think that we will begin to see the fruits in terms of the revenue and financials?

Phil Brace:	Well, I don’t think that, clearly the merge doesn’t allow us to break the laws of physics and create some new magic products faster than we otherwise would do. So, but I will say this. The response from the customers has been exceptionally positive. In fact, one of the challenges we have short term is that some of our leading customers want us to operate as a combined company sooner than we’re able to do so. They’re asking for a lot of, “Hey, what can we do together. There’s so many things we can do. Can we optimize the [inaudible] to do some things to enhance the value practices?” And so, you know, clearly, that is going to be a big focus for us.

If you [inaudible] some examples of things that we can do. And we haven’t [inaudible] models. What we’ve been talking about is there is one example would be the IT portfolios. Agere has done a good job of monetizing their IT portfolio, so clearly, one of the opportunities we have is to put the LSI patent into the Agere machine. We’ll start looking at that. Now, that takes some time. We don’t go knock on someone’s door and say, “Hey, I’ve got a patent. Please write the check. “I mean, oh, yes, thank you very much,” while they [inaudible] you right away. Clearly, it takes some time to materialize that, but I think if you look at the quality of most of the properties they’ve got, I think that remains a very viable opportunity.

Specifically on the product line, you know, you look at both storage, where today, Agere’s primary focus is on the drive of electronics outside of the enterprise, motor control is three amps, rewrite channels, things like that, LSI’s focus is in the enterprise and hard drive focus, you might imagine there are a number of interesting, not only bundling kind of opportunities, but you can have mostly the new future integration opportunities, not only inside the enterprise, but outside on the networking space. Clearly, LSI has got a very strong history in high-speed communication electronics for customers like Cisco and [inaudible]. Today, Agere’s been much more focused on some of the standard product areas, so how can we take some of our experience and our relationships with customers like Cisco and kind of start to combine them. So we think there’s a number of things that we’re going to find as a result of this. Some of them will take, you know, varying degrees of time. That’s our challenge is really to help drive some of that growth.

[redacted]
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed transaction between Agere Systems Inc. (“Agere”) and LSI Logic Corporation (“LSI”). In connection with the proposed transaction, LSI has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a definitive proxy statement/prospectus, dated February 5, 2007, and related materials to register the shares of LSI common stock to be issued in the merger. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT LSI, AGERE, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY. Investors and security holders may obtain free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LSI and Agere through the website maintained by the SEC at http://www.sec.gov. In addition, free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other documents may be obtained on the Agere website at http://www.agere.com and on the LSI website at http://www.lsi.com. The Registration Statement, the Joint Proxy Statement/Prospectus and other relevant documents may also be obtained free of charge from Agere by directing such request to Investor Relations, Agere Systems Inc., 1110 American Parkway N.E., Allentown Pennsylvania 18109 and from LSI by directing such request to Investor Relations, LSI Logic Corporation, 1621 Barber Lane, Milpitas, California 95035. The contents of the websites referenced above are not deemed to be incorporated by reference into the Registration Statement or the Joint Proxy Statement/Prospectus. Agere, LSI and their respective officers, directors and employees may be deemed to be participants in the solicitation of proxies from their respective

LSI Logic Corporation
3/1/2007-11:00 AM ET
Moderator ID 114

stockholders with respect to the proposed transaction. Information regarding the interests of these officers, directors and employees in the proposed transaction will be included in the Joint Proxy Statement/Prospectus.
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if LSI and Agere do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which LSI or Agere expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the LSI and Agere shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of LSI and Agere generally, including those set forth in the filings of LSI and Agere with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. LSI and Agere are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.